Points International Ltd. Reports First Quarter Results

Revenue Increases while Operating Expenses Decline as Company Drives Cost-effective Activity on Points.com

TORONTO, May 12, 2006 /CNW/ -- Points International Ltd. (TSX: PTS; OTC: PTSEF; "Points" or the "Company"), the owner and operator of Points.com, the world's leading reward program management portal, announced today results for the first quarter ended March 31, 2006.

The Company reported revenue of $2.84 million in the first quarter of 2006, an increase of 10% versus $2.58 million during the same period in 2005 and 13% versus the prior quarter. Adjusted for the impact of the weakened U.S. dollar, Points' first quarter revenue growth would have included a further $172,000, resulting in 17% growth versus the first quarter of 2005 and a further $36,000, resulting in 14% growth versus the fourth quarter of 2005.

The Company recorded an operating loss (i.e., loss before interest, amortization and other items) of $1.05 million for the first quarter of 2006, versus $1.27 million in the fourth quarter of 2005 and $1.40 million in the same period last year. The decrease in the operating loss compared to the fourth quarter of 2005 was the result of increased revenue being generated through lower marketing costs. Points reported a net loss of $2.25 million, or ($0.02) per share, versus a net loss of $2.85 million, or ($0.03) per share in the fourth quarter of 2005, and a net loss of $2.57 million, or ($0.04) per share in the first quarter of 2005. Non-cash charges, including foreign exchange loss, accrued interest, the amortization of property, plant and equipment, intangible assets, stock option expense and deferred costs accounted for $1.33 million of the net loss in the first quarter 2006, versus $1.19 million in the previous year. The Company completed the first quarter with cash and cash equivalents of $23.13 million.

"The financial results achieved in the first quarter reflect the initial stages of our marketing efforts in 2005 and the first quarter of 2006 which were designed to drive profitable activity at Points.com,” noted Points CEO Rob MacLean. “By more than doubling our transaction rate over the previous period, we were able to generate revenue per member that exceeded acquisition costs. As we grow the business and head towards profitability on this segment of our operations, Points.com will continue to focus on cost effectively acquiring customers and maximizing revenue from their transaction activity.”

As previously reported, in the first quarter of 2006, Points.com shifted focus from new registered user acquisition to product initiatives designed to increase the transaction rate (defined as a "fee- or commission-generating transaction") of visitors to the Points.com site. Although member acquisition was not actively pursued, cumulative registered users increased by 9% to 1.18 million at the end the quarter.

Members benefited from enhanced functionality such as customized suggestions and features, such as the launch of the enhanced Redeem and Earn sections of the site are important recent enhancements that have, and are expected to contribute to, the continued growth of the Points.com business.

Points.com Business Solutions continued its strong performance in the first quarter of 2006, representing the majority of the Corporation’s revenue. The development work associated with two new products based on the enhanced technology platform was completed in the quarter and is scheduled for deployment in the second quarter.

“The deployment effort for these core products was reduced by 50% highlighting the efficiency gains anticipated when the decision was made in 2005 to invest in development of our new more flexible ASP platform,” continued MacLean. “We see many opportunities with this segment of our operations, and will continue to strengthen this successful business in the months to come. I am particularly excited about the opportunity to launch several new products and services with our partners in 2006.”

The Company anticipates several new product deployments to be announced in the coming months based on work completed in the first quarter, or currently in late stages of development. These announcements are anticipated to include new partners, as well as new products deployed by current partners.

Subsequent to the end of the quarter, the Corporation announced significant changes to its capital structure with the expiration of an outstanding warrant on April 11, 2006. As a result of those changes, the number of fully diluted shares of common stock has been reduced by 36%, from 231.6 million to 147.6 million and the significant overhang represented by the common shares issuable under the warrant has been eliminated. In addition and included in the overall reduction in fully diluted shares, the Company’s 8% unsecured convertible debentures (“Debentures”) automatically converted into approximately 18.9 million common shares and the $9.9 million of principal and interest associated with the Debentures has been reclassified as shareholder’s equity. The Company’s Series One Preferred Share automatically converted into one common share, eliminating the significant dividend entitlement that would have been payable to the holders of the Series One Preferred Share in certain events, including a change of control of the Corporation. A number of restrictive covenants in favor of IAC/InterActiveCorp granted pursuant to an investor's rights agreement expired, including various approval and preemptive rights in connection with the issuance of securities and matching rights in connection with possible change of control transactions, which will now improve the Company’s flexibility.

Business Highlights

Points.com progress continues.

-
Continued new registered user growth.  Points.com generated 102,000 new users in the first quarter of 2006 with limited marketing investment. Total cumulative registered users have now reached 1.18 million.

-	Website traffic. Approximately 0.64 million unique visits in Q1
-	Increased transaction rates. Early efforts to increases activity on the Site resulted in visitors to the site conducting transaction at twice the rate compared to the prior quarter.
-	Continued high value transactions. The average number of miles or points Swapped per transaction was 16,459.
-	Product enhancements. Points.com deployed the new Shopping Earn functionality and an enhanced Redeem section.
-	Points.com introduced the first phase of the Suggestion technology, targeted at increasing transaction rates on the site.
-
Partner activity continues. Points concluded a relationship with Microsoft to launch its Microsoft Points Loyalty Program on Points.com.  It is expected that Microsoft, American Express Membership rewards, and OVS will launch on Points.com in the coming months.

Points.com Business Solutions increases activity and productivity.

-	Established relationship with Virgin Atlantic and developed products to be launched in Q2.
-	Completed development of two new products on the enhanced technology platform, achieving 50% reductions in cost and time to market.
-	Established a partnership with Truition Inc to develop new products for the Loyalty industry. The parties expect to launch the first of these products in the second quarter.
-	Increase in Miles/Points Transacted. Cumulative miles and points transacted increased to 17.51 billion from15.51 billion at the end of Q4, 2005.

The Company's executives will hold a conference call today at 10:00 a.m. eastern time to discuss the results and business outlook. Interested parties should dial (800) 633-8704 if calling from the United States and (416) 641-6674 if calling from Canada or internationally. There will be replay available until June 12th. Those interested in accessing the replay should dial (800) 558-5253 when calling from the United States. Canadian and international callers may access the call by dialing (416) 626-4100. Callers should use reservation code 21291717.

For more information contact:

For investor relations:

Steve Yuzpe, CFO, Points International Ltd., (416) 596-6382, steve.yuzpe@points.com;
Ed Lewis, CEOcast, Inc. for Points International, (212) 732-4300

For partnerships and other inquiries:

Christopher Barnard, President, Points International Ltd., (416) 596-6381, christopher.barnard@points.com

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
AS AT	2006	2005

ASSETS

CURRENT
Cash and cash equivalents	$21,978,917	$19,983,607
Short-term investments	1,150,611	2,348,418
Accounts receivable	2,581,245	2,739,224
Prepaids and sundry assets	2,076,929	1,893,605

	27,787,703	26,964,854

PROPERTY, PLANT AND EQUIPMENT	3,600,412	3,606,840
GOODWILL AND INTANGIBLE ASSETS	7,410,164	7,602,503
DEFERRED COSTS	1,566,105	1,699,030
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
	13,166,681	13,498,372

	$40,954,384	$40,463,226

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
AS AT	2006	2005

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$1,486,755	$2,284,257
Deposits	19,170,252	15,810,853
Current portion of loan payable	33,515	33,515
Current portion of acquisition loan payable	-	390,166
	20,690,521	18,518,791

LOAN PAYABLE	27,923	35,107
CONVERTIBLE DEBENTURE	9,869,887	9,699,180
CONVERTIBLE PREFERRED SHARES	18,673,911	18,396,456
	49,262,242	46,649,533

SHAREHOLDERS’ DEFICIENCY
CAPITAL STOCK	36,433,649	36,404,342
WARRANTS	2,758,688	2,758,688
CONTRIBUTED SURPLUS	2,179,777	2,079,423
DEFICIT	(49,679,971)	(47,428,760)
	(8,307,858)	(6,186,307)

	$40,954,384	$40,463,226

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED
STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE THREE MONTHS ENDED	March 31,	March 31,
	2006	2005

REVENUES
Points operations	$2,774,354	$2,540,658
Interest income	65,118	37,251
	2,839,473	2,577,909

GENERAL AND ADMINISTRATION EXPENSES	3,889,728	3,982,739

LOSS - Before interest, amortization and other items	(1,050,256)	(1,404,830)

Foreign exchange loss (gain)	(12,464)	22,900
Interest on convertible debenture	170,707	229,796
Interest on preferred shares	277,455	217,000
Interest, loss on short-term investment and capital tax	9,605	4,791
Amortization of property, plant and equipment, intangible assets
and deferred costs	755,654	688,898
	1,200,956	1,163,385
NET LOSS	$(2,251,212)	$(2,568,215)

LOSS PER SHARE	($0.02)	($0.04)

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED
STATEMENT OF DEFICIT

FOR THE THREE MONTHS ENDED	March 31,	March 31,
	2006	2005

DEFICIT - Beginning of period	(47,428,760)	(37,504,525)

NET LOSS - For the period	(2,251,212)	(2,568,215)

DEFICIT - End of the period	$(49,679,971)	$(40,072,740)

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED
STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED	March 31,	March 31,
	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$(2,251,212)	$(2,568,215)

Items not affecting cash

Amortization of property, plant and equipment	396,033	102,467
Amortization of deferred costs	132,925	132,925
Amortization of intangible assets	226,696	453,506
Deferred costs on convertible debenture	-	12,139
Unrealized foreign exchange loss	12,677	(53,503)
Employee stock option expense	110,461	99,503
Interest on Series Two and Four Preferred Shares	277,455	217,000
Interest accrued on convertible debenture	170,707	229,796
	(924,258)	(1,374,382)

Changes in non-cash balances related to operations	2,445,071	4,751,992

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	1,520,812	3,377,610

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property, plant and equipment	(389,605)	(1,164,548)
Purchase of intangible assets	(24,524)	(9,662)
Purchase (disposal) of short-term investments	1,197,807	-
Payments for the acquisition of MilePoint, Inc.	(400,000)	(400,000)
Costs related to the acquisition of MilePoint, Inc.	-	(306,138)

CASH FLOWS USED IN INVESTING ACTIVITIES	383,678	(1,880,348)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of Series Four Preferred Share	-	3,454,611
Loan payable, net of repayments	(7,183)	(7,917)
Issuance of capital stock, net of share issue costs	19,200	940,186

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	12,017	4,386,880

Effect of exchange rate changes on cash held in foreign currency	78,803	15,641

INCREASE IN CASH AND CASH EQUIVALENTS	1,995,310	5,899,782

CASH AND CASH EQUIVALENTS - Beginning of the period	19,983,607	13,754,818

CASH AND CASH EQUIVALENTS - End of the period	$21,978,917	$19,654,600